Exhibit 99.1

May 13, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Partially Consolidated Subsidiary, Atrium

European Real Estate Limited

Below please find an announcement from Atrium European Real Estate Limited, a partially-consolidated subsidiary of Gazit-Globe Ltd. (in which it holds approximately 33.7% ownership), whose shares are publicly-traded on the Vienna Stock Exchange in Austria and on the Euronext Stock Exchange in Amsterdam, Holland (dual listed) regarding its financial results for the first quarter of 2012, as published on May 11, 2012.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Leader in Shopping Centres in Central and Eastern Europe

Interim Financial Report

31 March 2012

Our Vision & Strategy

Atrium’s vision is to become the leading owner, operator and developer of food anchored shopping centres in Central & Eastern Europe.

Our portfolio will be weighted towards income generating shopping centres in our core markets producing long term stable cash flows. Organic growth will be delivered by pro-active hands-on asset management, ensuring we uphold our “retail is detail” approach. Further growth will be achieved through the acquisition of high quality assets in our core countries and through a selected number of development projects, either of new shopping centres or extensions of existing assets. Our balance sheet will be efficient and conservatively managed with modest leverage.

Our Profile

Atrium owns a €2.1 billion portfolio of 155 primarily food anchored properties and retail shopping centres which produced €172 million of annual rental income in 2011 from 1.2 million sqm of gross lettable area. These properties, which are located predominantly in Poland, the Czech Republic, Slovakia and Russia, are managed by Atrium’s internal team of retail real estate professionals. In addition, Atrium owns a €585 million development and land portfolio offering long term future value potential.

Atrium is based in Jersey and dual listed on the Vienna and Euronext Amsterdam Stock Exchanges under the ticker ATRS.

Our Objectives for 2012

•	Maintain the momentum of 2011 and continue to deliver strong operational performance

•	Strengthen our relationship with key clients by leveraging the size and diversity of our portfolio

•	Build the Atrium brand

•	Supplement organic growth through acquisitions

•	Monetize the land bank through selective developments and extensions

•	Continue to improve our capital structure and position ourselves to achieve an investment grade credit rating

2

Key Performance Indicators

Key performance indicators (€ ’000)	3M 2012	3M 2011	Change %	FY 2011
Gross rental income	48,579	42,267	14.9%	172,173
Like-for-like gross rental income	40,859	38,886	5.1%	152,534
Net rental income	45,251	38,539	17.4%	154,870
Like-for-like net rental income	37,755	35,332	6.9%	138,112
Operating margin	93.1%	91.2%	1.9%	90.0%
EBITDA* excluding the valuation result	37,963	25,544	48.6%	144,231
Adjusted EPRA Earnings	32,118	22,130	45.1%	102,688
Revaluation of standing investments	6,706	1,346	398.2%	128,706
Revaluation of developments and land	(2,969)	(2,115)	40.4%	(51,385)
Profit before taxation	49,188	26,382	86.4%	169,697
Profit after taxation	45,984	23,492	95.7%	143,246
Net cash generated from operating activities	31,548	25,928	21.7%	101,401
Earnings per share in €	0.12	0.04	200.0%	0.39
EPRA Earnings per share in €	0.12	0.05	140.0%	0.14
Adjusted EPRA Earnings per share in €	0.09	0.06	50.0%	0.28

*	EBITDA—Earnings before financial results, taxes, depreciation and amortisation.

Balance Sheet (€ ’000)	31/3/2012	31/12/2011	Change %
Standing investments at fair value	2,098,097	2,077,246	1.0%
Developments and land at fair value	584,542	587,351	(0.5%)
Cash and cash equivalents	232,541	234,924	(1.0%)
Borrowings	567,634	567,992	0.0%
LTV (gross)	21.2%	21.3%	(0.5%)
IFRS NAV per share in €	6.12	6.11	0.2%
EPRA NAV per share in €	6.38	6.36	0.3%
EPRA NNNAV per share in €	6.02	6.02	0.0%

Interim Financial Report 31 March 2012	3

Contents

Key Performance Indicators	3

Group Management Report

Business Review	5

Operating Activities	6

Development Activities	8

EPRA Results	9

Interim Financial Statements

Condensed Consolidated Interim Financial Statements	11

Notes to the Condensed Consolidated Interim Financial Statements	14

Independent Review Report	18

Directors, Executives and Professional Advisors	19

Statement Regarding Forward Looking Information

This Interim Financial Report includes statements that are, or may be deemed to be, “forward looking statements”. These forward looking statements can be identified by the use of forward looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case their negative or other variations or comparable terminology. These forward looking statements include all matters that are not historical facts. They appear in a number of places throughout this Interim Financial Report and include statements regarding the intentions, beliefs or current expectations of Atrium European Real Estate Limited (“Atrium”) and its subsidiaries (together with Atrium, the “Group”). By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward looking statements are not guarantees of future performance.

You should assume that the information appearing in this Interim Financial Report is up to date only as of the date of this Interim Financial Report. The business, financial condition, results of operations and prospects of Atrium or the Group may change. Except as required by law, Atrium and the Group do not undertake any obligation to update any forward looking statements, even though the situation of Atrium or the Group may change in the future.

All of the information presented in this Interim Financial Report, and particularly the forward looking statements, are qualified by these cautionary statements.

You should read this Interim Financial Report and the documents available for inspection completely and with the understanding that actual future results of Atrium or the Group may be materially different from what Atrium or the Group expects.

4

Group Management Report

Business Review

Events during the period

We enjoyed a stable operating environment throughout the first quarter and against a continued backdrop of economic uncertainty performed well, posting 14.9% growth in gross rental income and 6.9% growth in like-for-like net rental income, driven primarily by the impact of our 2011 acquisitions and a strong performance in Russia.

During the quarter we acquired from our venture partner the outstanding 23% stake we did not already own in group subsidiaries in Russia for a total consideration, including transaction costs, of €9.0 million.

On 9 February 2012, we were awarded the “Investor of the Year” award at the 2011 Europa Property CEE Retail Awards for the second year running. This was followed up by us being awarded the Central and Eastern European Real Estate Quality Awards (in cooperation with Financial Times) “Investor of the Year” award on 17 April 2012. These awards provide further proof and recognition of the considerable progress Atrium has made over the last three years in the Central and Eastern European region.

Profitability and balance sheet remain strong

The Group’s overall performance in the first quarter led to a very strong 86.4% increase in profit before tax to €49.2 million (2011: €26.4 million), while net cash generated from operating activities increased 21.7% to €31.5 million. Earnings per share tripled from €0.04 to €0.12 per share and a 50.0% increase from €0.06 to €0.09 per share on an adjusted EPRA basis.

IFRS and EPRA Net Asset Value per share at 31 March 2012 improved slightly to €6.12 and €6.38 per share, respectively, compared to €6.11 and €6.36 per share at 31 December 2011. The increase in our net asset values arising from earnings generated during the period were largely offset by dividend payments and the impact of the acquisition of the 23% non-controlling interest referred to earlier.

In April 2012 Standard & Poor’s reiterated Atrium’s BB+ corporate credit rating and stable outlook. Also in April, Atrium completed the early repayment of two loans totalling €10.6 million from EUROHYPO AG bank which will be mildly accretive to 2012 earnings. The loans were originally scheduled to mature in October 2012.

Dividend

In November 2011 the Board of Atrium announced a change in the dividend policy representing an increase from €0.14 to €0.17 per ordinary share (subject to any legal regulatory requirements and restrictions of commercial viability), to be declared and paid quarterly. We applied this increase in respect of the first payment of €0.0425 dividend per share on 30 March 2012. The second dividend payment for the year will be made as a capital repayment on 29 June 2012 to shareholders on the register on 22 June 2012. The dividend remains well covered by earnings.

Our markets

Contagion from the ongoing and largely unresolved structural issues in the single currency Eurozone and the varying degrees of impact that will have on our operating markets remains the key question for the region and the determining factor for predicting economic performance for the year ahead and beyond. The region’s first quarter performance was not as muted as some forecasts had anticipated, with growth slowing to 3.0%-3.5%, versus 4.2% in the final quarter of 2011 and 4.8% over last year as a whole according to Capital Economics. This, combined with the fact that in April 2012 the IMF’s regional forecast of 1.9% growth for 2012 and 2.9% for 2013 were better than those it issued in January 2012, but still lower than those it presented in September 2011, underlines the difficulties in predicting any real economic trends in the current environment. To put this into perspective, the region’s average GDP growth forecast remains well above that of Western Europe, highlighting the growth opportunity available from investing in our region.

This unpredictability has a potential knock-on effect both in terms of consumer confidence in the region and the level of investment volumes although fortunately, to date, we have seen limited impact from the former in our core markets. With regards to the latter point, investment brokers have reported a clear slowdown over the past two quarters with the scarcity of bank lending frequently cited as a major impediment.

The Group’s four key markets of Poland, the Czech Republic, Russia and Slovakia remain the most stable economies in the region. In Russia, the on-going strength in oil prices and the consumer sector remained the key drivers of growth, assisted by slowing inflation and expanding household credit. We were also pleased to see that for the first time Poland joined Russia and the Czech Republic in the top 20 countries most targeted by global retailers, according to the 2012 edition of CBRE’s annual survey report of major international retailers’ presence and expansion plans. Poland moved up to 19th place in 2012 (from 22nd position in 2011), while Russia also rose one rank to 8th and the Czech Republic maintained its position at number 20.

Outlook

The results for the first quarter underpin our confidence in our ability to create value. However, the on-going issues in the Eurozone and their resultant impact on our areas of operation mean that we must continue to exercise caution when implementing our strategy for growth both in terms of acquisition and development. The improved and above average GDP growth and forecasts for our region, together with the rising number of middle class consumers and our focus on supermarket anchored real estate that supplies consumers’ everyday needs provide us with a good deal of comfort regarding our future performance.

In addition, international and strong domestic retail brands continue to cautiously but steadily expand in the key cities of our core markets and, given the relatively limited supply of suitable new retail stock, space in successful retail assets continues to be a highly prized commodity for retailers looking to increase their market share in the region, and in Russia in particular.

Interim Financial Report 31 March 2012	5

Group Management Report

The low level of suitable properties being marketed for sale and the limited financing which is currently available has led to a reduction in transaction volumes, as stated earlier, but we believe our strong cash position and low leverage will give us a competitive advantage when assets we do want to acquire become available. We anticipate that 2012 will continue in much the same way it has during the first quarter and remain confident that by focussing on creating value from our existing assets, while sourcing select acquisitions of prime assets in the top tier cities of our core markets, Atrium can continue to deliver market leading results.

Operating Activities

Atrium’s 155 standing investment properties across seven countries produced the following results in terms of gross and net rental income during the first three months of 2012:

	Gross rental income			Net rental income
Country	3M 2012 € ’000	3M 2011 € ’000	Change %	3M 2012 € ’000	3M 2011 € ’000	Change %
Poland	18,548	14,104	31.5%	18,687	14,076	32.8%
Czech Republic	9,556	6,547	46.0%	8,340	5,782	44.2%
Slovakia	2,876	2,741	4.9%	2,762	2,761	0.0%
Russia	13,342	11,691	14.1%	11,867	9,445	25.6%
Hungary	2,144	2,093	2.4%	1,813	1,574	15.2%
Romania	1,848	1,693	9.2%	1,688	1,626	3.8%
Latvia	265	255	3.9%	94	155	(39.4%)
Subtotal	48,579	39,124	24.2%	45,251	35,419	27.8%
Turkey*	—	3,143	(100.0%)	—	3,120	(100.0%)
Total	48,579	42,267	14.9%	45,251	38,539	17.4%

*	Divested in July 2011.

	Like-for-like gross rental income				Like-for-like net rental income
Country	3M 2012 € ’000	3M 2011 € ’000		Change %	3M 2012 € ’000	3M 2011 € ’000		Change %
Poland	14,098	13,959		1.0%	14,304	13,998		2.2%
Czech Republic	6,351	6,383		(0.5%)	5,288	5,641		(6.3%)
Slovakia	2,811	2,741		2.6%	2,701	2,761		(2.2%)
Russia	13,342	11,766		13.4%	11,867	9,477		25.2%
Hungary	2,144	2,089		2.6%	1,813	1,657		9.4%
Romania	1,848	1,693		9.2%	1,688	1,644		2.7%
Latvia	265	255		3.9%	94	154		(39.0%)
Like-for-like rental income	40,859	38,886		5.1%	37,755	35,332		6.9%
Remaining rental income	7,720	3,143		145.6%	7,496	3,120		140.3%
Total rental income	48,579	42,029	*	15.6%	45,251	38,452	*	17.7%

*	To enhance comparability of GRI/NRI, prior period values for like-for-like properties have been recalculated using the 2012 exchange rates.

Gross rental income for the first quarter grew 14.9% over the same period last year to €48.6 million. This increase was primarily driven by the progress made in implementing Atrium’s strategy of growth by acquisition during 2011. 31.5% and 46.0% uplifts were reported in Poland and the Czech Republic due principally to the acquisitions of the Promenada, Molo and Palác Flóra shopping centres last year. In Russia, higher turnover based rents, a continued reduction in the level of temporary discounts previously granted to tenants and rental indexation all contributed to a 14.1% rise in GRI. The restructuring of certain of our Russian centres continues and demonstrates the appetite of international retailers for space at the best centres. In Slovakia the 4.9% increase in GRI was assisted by the opening of the 1,100 sqm extension to the Optima centre in Kosice and an uplift from rental indexation. The GRI result also takes into account the income lost through the July 2011 sale of Trabzon in Turkey, without which the overall improvement increases to 24.2%.

6

Group Management Report

Net rental income followed a similar pattern and increased 17.4% to €45.3 million, which together with ongoing efficiency improvements and the reversal of a bad debt provision allowed the Group to extend the improvement in Russia to 25.6%.

On a like-for-like basis growth in both gross and net rental income (up 5.1% to €40.9 million and 6.9% to €37.8 million, respectively) was predominantly driven by the strong performance in Russia which delivered 13.4% growth in gross and 25.2% growth in net rental income. Excluding Russia, all countries delivered growth in gross like-for-like rental income apart from a very slight reduction in the Czech Republic. On a net basis, gains in Poland, Hungary and Romania were largely offset by reductions in the Czech Republic, Slovakia and Latvia.

The reduction in the Czech Republic was due to lower rent on renewal of one small asset and a one-off benefit received in the prior period.

Operating margins increased by 1.9% to 93.1%, an excellent result and ahead of our expectations for the full year. The first quarter margin benefitted from the additional turnover based rents and bad debt provision write-backs referred to above and we anticipate that the margin may moderate slightly in the coming quarters. Occupancy at 31 March 2012, as measured under the EPRA guidelines, was essentially stable at 97.5%.

EBITDA, excluding the valuation result, increased by 49% to €38.0 million compared to the first quarter of last year (€25.5 million), primarily due to a €6.7 million increase in net rental income together with around €4 million lower legal expenses. Adjusted EPRA earnings also increased 45.1% to €32.1 million compared to €22.1 million in the first quarter of 2011.

Standing investments Country	No. of properties	Gross lettable area sqm	Portfolio %	Market value € ’000	Portfolio %	Revaluation € ’000
Poland	20	374,500	31.1%	987,103	47.1%	(1,313)
Czech Republic	98	371,800	30.9%	443,024	21.1%	(1,244)
Slovakia	3	65,200	5.4%	144,770	6.9%	6,678
Russia	7	218,700	18.1%	345,516	16.5%	2,897
Hungary	25	101,800	8.4%	90,945	4.3%	(123)
Romania	1	53,000	4.4%	71,160	3.4%	(149)
Latvia	1	20,400	1.7%	15,579	0.7%	(40)
Total standing investments	155	1,205,400	100.0%	2,098,097	100.0%	6,706

Standing investments Country	Net equivalent yield* (weighted average) %	Gross running yield (GRY) %	Net running yield (NRY) %	EPRA Occupancy %
Poland	7.0%	7.4%	7.2%	97.7%
Czech Republic	8.1%	8.8%	7.7%	97.9%
Slovakia	7.7%	7.6%	7.3%	99.3%
Russia	12.5%	13.6%	11.6%	97.8%
Hungary	9.0%	9.1%	7.8%	94.7%
Romania	9.5%	10.1%	9.3%	98.0%
Latvia	13.0%	6.2%	1.9%	80.2%
Average	8.4%	9.0%	8.2%	97.5%

*	The net equivalent yield takes into account the current and the potential rental income, occupancy and lease expiry.

Reflecting the stability of the Group’s core markets, the market value of Atrium’s 155 standing investments increased from €2,077 million, at year end 2011, to €2,098 million at the end of the first quarter 2012. This was attributable to a 1% or €6.7 million revaluation, €9.0 million due to currency translation differences given the strengthening in the Czech Crown during the quarter and €5.2 million of additions. In line with best practice we began the orderly rotation of independent valuers during the quarter, with Jones Lang Lasalle replacing Cushman & Wakefield in valuing the Czech and Slovakian portfolios. We are encouraged by the consistency of our portfolio valuations through the rotation process as it provides further validation on both the depth and stability of the markets, as well as to the efficacy of our process.

Interim Financial Report 31 March 2012	7

Group Management Report

Within our key markets of Czech Republic, Poland, Slovakia and Russia it was the last two which displayed better than average growth. Slovakia increased in value by some 6.9%, as a result of the completion of the 1,100 sqm extension to our Optima Kosice shopping centre, while in Russia the increase was again due to an improving rental environment and the impact of our restructuring activities at our centres in Togliatti, Kazan and Yekaterinburg.

In Poland and the Czech Republic, our region’s most stable economies, which together account for 68% of the Group’s portfolio by valuation, we experienced very minor downwards revaluations. In Poland this was due to the impact of the acquisition costs associated with last year’s acquisitions. In the Czech Republic the reduction was primarily due to a slight decline in estimated rental values on vacant space.

Development Activities

At 31 March 2012 Atrium’s development and land portfolio was valued at €584.5 million, and comprised 37 projects at all stages of development. Over 90% of the portfolio by value, and 85% by size, is concentrated in Poland, Russia and Turkey. We believe that this portfolio has significant long term future value creation potential and will continue to actively manage these projects.

Country	Number of projects	31/3/2012 Market value € ’000	Portfolio %	Size of land (hectares)	31/12/2011 Market value € ’000
Poland	14	140,758	24.1%	68	142,259
Russia	13	177,442	30.4%	223	178,792
Turkey	4	209,376	35.8%	44	209,376
Others	6	56,966	9.7%	58	56,924
Total	37	584,542	100.0%	393	587,351

At 31 March 2012 we have identified ten priority projects with a building permit for which the required administrative decisions might be obtained in the relatively near term. These developments are primarily focused in Poland and Russia and include a number of lower risk extensions to existing assets. In each case, initial feasibility studies have been completed and the Board has given preliminary “green light” approval to invest and to take the project to the next stage of readiness prior to definitive commitment. Such additional investment may include, for instance, costs associated with amending building permits and confirming interest from potential tenants by securing pre-leasing agreements. Indicatively, in the event that all ten projects (and no others) progressed to full development, we estimate total incremental development spend of approximately €210 million over the next three to four years.

Within these ten priority projects, three are either under development or have anticipated construction start dates during 2012. These developments are all in Poland and include the 75,000 sqm gross lettable area (“GLA”) Atrium Felicity shopping centre in Lublin; Phase II of Atrium Galeria Mosty in Plock and a 5,000 sqm stand-alone box pre-leased to Media Markt in Gdynia where construction commenced during the first quarter. The total market value of these developments at 31 March 2012 was €51 million and the incremental costs to completion are approximately €90 million. The remaining seven priority projects are all extensions to existing income producing assets. Four are located in Poland and three in Russia.

8

Group Management Report

EPRA Results

EPRA Earnings

EPRA Earnings are calculated in accordance with the latest Best Practice Recommendations of the European Public Real Estate Association (“EPRA”).

	3M 2012 € ’000	3M 2011 € ’000
Earnings attributable to equity holders of the parent	45,889	16,509

Revaluation of investment property	(3,737)	769
Net results on acquisition and disposals	(256)	456
Tax on profits or losses on disposals	—	(91)
Goodwill impairment and amortisation of intangible assets	161	200
Deferred tax in respect of EPRA adjustments	2,005	232
Non controlling interest in respect of the above adjustments	(12)	(745)
EPRA Earnings	44,050	17,330
Weighted average number of shares (in shares)	372,912,583	372,743,993
EPRA Earnings per share (in €)	0.12	0.05

Company adjustments:*
Net result on bond buy backs	—	862
Legal fees related to legacy legal disputes	435	3,958
Foreign exchange differences	(14,654)	(9,839)
Deferred tax not related to revaluation	1,250	1,323
Fair value adjustment to financial instruments	762	3,445
Non controlling interest in respect of the above company adjustments	275	5,051
Adjusted EPRA earnings	32,118	22,130
Adjusted EPRA Earnings per share (in €)	0.09	0.06

*	The “Company adjustments” represent adjustments of other non-recurring items which could distort Atrium’s operating results. Such non-recurring items are disclosed separately from the operating performance in order to provide stakeholders with the most relevant information regarding the performance of the underlying property portfolio.

Interim Financial Report 31 March 2012	9

Group Management Report

EPRA Net asset value

	September 30,	September 30,	September 30,	September 30,
	31/3/2012		31/12/2011
Net Asset Value (“NAV”)	€ ’000	in € per ordinary share	€ ’000	in € per ordinary share
Equity	2,279,491		2,264,543
Non-controlling interest	2,813		15,283

IFRS NAV per the financial statements	2,282,304	6.12	2,279,826	6.11
Effect of exercise of options	15,675		16,065

Diluted NAV, after the exercise of options	2,297,979	6.08	2,295,891	6.07

Fair value of financial instruments	11,199		9,060
Goodwill as a result of deferred tax	(11,475)		(11,475)
Deferred tax in respect of investment properties	114,066		113,333

EPRA NAV	2,411,769	6.38	2,406,809	6.36

	September 30,	September 30,	September 30,	September 30,
	31/3/2012		31/12/2011
EPRA Triple NAV (“NNNAV”)	€ ’000	in € per ordinary share	€ ’000	in € per ordinary share
EPRA NAV	2,411,769	6.38	2,406,809	6.36
Fair value of financial instruments	(11,199)		(9,060)
Impact of debt fair value	(8,741)		(5,764)
Deferred tax in respect of investment properties	(114,066)		(113,333)

EPRA NNNAV	2,277,763	6.02	2,278,652	6.02

Outstanding shares (in shares)	372,917,253		372,892,253
Number of outstanding shares and options (in shares)	378,231,092		378,264,424

10

Interim Financial Statements

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Statement of Financial Position as at 31 March 2012

		31/3/2012		31/12/2011
	Note	€ ’000 (Unaudited)	€ ’000 (Unaudited)	€ ’000 (Audited)	€ ’000 (Audited)
Assets
Non current assets
Standing investments	4	2,098,097		2,077,246
Developments and land	5	584,542		587,351
Other non current assets		101,310		100,778
			2,783,949		2,765,375

Current assets
Cash and cash equivalents	6	232,541		234,924
Other current assets		43,110		40,402
			275,651		275,326

Total assets			3,059,600		3,040,701

Equity	7		2,279,491		2,264,543

Liabilities
Non current liabilities
Long term borrowings	8	542,258		542,662
Other non current liabilities		153,338		147,758
			695,596		690,420

Current liabilities
Short term borrowings	8	25,376		25,330
Other current liabilities		59,137		60,408
			84,513		85,738

Total equity and liabilities			3,059,600		3,040,701

The interim Group management report and the condensed consolidated interim financial statements were approved and authorised for issue by the Board of Directors during the course of their meeting on 10 May 2012 and were duly signed on the Board’s behalf by Chaim Katzman, Chairman and Rachel Lavine, Chief Executive Officer.

Interim Financial Report 31 March 2012	11

Interim Financial Statements

Condensed Consolidated Income Statement for the period ended 31 March 2012

(Unaudited)

		1/1/2012 – 31/3/2012		1/1/2011 – 31/3/2011
	Note	€ ’000	€ ’000	€ ’000	€ ’000
Gross rental income		48,579		42,267
Service charge income		18,483		18,160
Net property expenses		(21,811)		(21,888)
Net rental income			45,251		38,539

Net result on acquisitions and disposals		256		(456)
Costs connected with developments and land		(1,816)		(1,464)
Revaluation of investment properties		3,737		(769)
Other depreciation and amortisation		(371)		(434)
Net administrative expenses		(5,728)		(11,075)
Net operating profit			41,329		24,341

Net financial income	9	7,859		2,041
Profit before taxation			49,188		26,382

Taxation charge for the period		(3,204)		(2,890)

Profit after taxation for the period			45,984		23,492

Attributable to:
Equity holders of the parent		45,889		16,509
Non controlling interest		95		6,983
			45,984		23,492

Basic & diluted earnings per share in € attributable to shareholders*		0.12		0.04

*	Options under the employee share option plan have an anti-dilutive effect.

Condensed Consolidated Statement of Comprehensive Income for the period ended 31 March 2012

(Unaudited)

	1/1/2012 - 31/3/2012		1/1/2011 - 31/3/2011
	€ ’000	€ ’000	€ ’000	€ ’000
Profit for the period	45,984		23,492
Exchange differences arising on translation of overseas operations	(5,014)		(8,812)

Movements in hedging reserves (net of deferred tax)	(1,732)		—
Deferred tax on items taken directly to equity	146		1,343
Total comprehensive income		39,384		16,023

Attributable to:
Equity holders of the parent	39,289		7,885
Non controlling interest	95		8,138
		39,384		16,023

12

Interim Financial Statements

Condensed Consolidated Cash Flow Statement for the period ended 31 March 2012

(Unaudited)

	1/1/2012 – 31/3/2012	1/1/2011 – 31/3/2011
	€ ’000	€ ’000
Cash flows from operating activities	31,548	25,928
Cash flows from/(used in) investing activities	(5,677)	5,815
Cash flows used in financing activities	(29,153)	(57,583)
Decrease in cash and cash equivalents	(3,282)	(25,840)
Cash and cash equivalents at the beginning of the period	234,924	373,524
Foreign exchange differences	899	(2,652)
Increase in cash and cash equivalents classified as assets held for sale	—	(3,629)
Cash and cash equivalents at the end of the period	232,541	341,403

Consolidated Statement of Changes in Equity for the period ended 31 March 2012

(Unaudited)

		Stated capital	Other reserves	Hedging reserves	Income account	Currency translation	Share- holder interest	Non controlling interest	Total equity
	Note	€ ’000	€ ’000	€ ’000	€ ’000	€ ’000	€ ’000	€ ’000	€ ’000
Balance as at 1 January 2012		2,899,118	3,571	(7,339)	(531,131)	(84,393)	2,279,826	(15,283)	2,264,543
Total comprehensive income		—	—	(1,732)	45,889	(4,868)	39,289	95	39,384
Transactions with owners
Share based payment		—	435	—	—	—	435	—	435
Issue of no par value shares		67	(23)	—	—	—	44	—	44
Dividends	7	(15,849)	—	—	—	—	(15,849)	—	(15,849)
Acquisition of non controlling interest	7	—	—	—	(21,441)	—	(21,441)	12,375	(9,066)
Balance as at 31 March 2012		2,883,336	3,983	(9,071)	(506,683)	(89,261)	2,282,304	(2,813)	2,279,491

Balance as at 1 January 2011		2,950,951	1,828	—	(676,401)	(92,637)	2,183,741	3,234	2,186,975
Total comprehensive income		—	—	—	16,509	(8,624)	7,885	8,138	16,023
Transactions with owners
Share based payment		—	513	—	—	—	513	—	513
Issue of no par value shares	7	108	(27)	—	—	—	81	—	81
Dividends		(13,046)	—	—	—	—	(13,046)	—	(13,046)
Balance as at 31 March 2011		2,938,013	2,314	—	(659,892)	(101,261)	2,179,174	11,372	2,190,546

Interim Financial Report 31 March 2012	13

Interim Financial Statements

Notes to the Condensed Consolidated Interim Financial Statements for the period ending 31 March 2012

(Unaudited)

1. Reporting entity

Atrium European Real Estate Limited (“Atrium”) is a company incorporated and domiciled in Jersey. Its registered office and principal place of business is 11-15 Seaton Place, St. Helier, Jersey, Channel Islands.

The principal activity of Atrium and its subsidiaries (the “Group”) is the ownership, management and development of commercial real estate in the retail sector.

The Group primarily operates in Poland, the Czech Republic, Slovakia, Russia, Hungary and Romania.

2. Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as endorsed by the EU.

The unaudited condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and should be read in conjunction with the consolidated annual financial statements of the Group as at and for the year ended 31 December 2011.

The annual consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU.

Basis of measurements

The financial statements are presented in thousands of Euros (“€’000”), rounded to the nearest thousand, unless stated otherwise.

New standards, amendments to and interpretations of existing standards effective as of 1 January 2012 have no material impact on the Group’s financial statements. New standards, amendments to and interpretations of existing standards that are not yet effective and have not already been adopted by the Group are not expected to have a material impact on the Group’s financial statements. The Group is currently reviewing those standards and amendments to determine their effect on the Group’s financial reporting.

Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2011.

3. Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated annual financial statements as at and for the year ended 31 December 2011.

Non-controlling interest

Non-controlling interest is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Non-controlling interest at initial recognition are measured at their proportionate interest in all the net assets of the subsidiary including recognised goodwill.

Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When an entity loses control of a subsidiary, any gain or loss is recognised in the income statement.

Transaction costs in respect of transactions with non-controlling interests are also recorded in equity. Cash flows from transactions with non-controlling interests that do not result in the loss of control are classified in the consolidated cash flow statement as cash flows from financing activities.

4. Standing investments

The current portfolio of standing investments of the Group consists of 155 properties (31 December 2011: 155).

	31/3/2012	31/12/2011
	€ ’000	€ ’000
Balance as at 1 January	2,077,246	1,503,301
Movements—financial leases	2,077	19,630
Additions—new properties	—	413,574
Additions—technical improvements, extensions	3,100	17,886
Currency translation difference	8,968	(5,851)
Revaluation of standing investments	6,706	128,706
Balance as at the end of the period	2,098,097	2,077,246

14

Interim Financial Statements

5. Developments and land

The current portfolio of developments and land of the Group consists of 37 projects (31 December 2011: 37).

	31/3/2012	31/12/2011
	€ ’000	€ ’000
Balance as at 1 January	587,351	634,616
Movements—financial leases	(2,322)	10,549
Additions—cost of land and construction	1,865	19,724
Disposals	—	(28,799)
Interest capitalised	582	2,628
Currency translation difference	35	18
Revaluation of developments and land	(2,969)	(51,385)
Balance as at the end of the period	584,542	587,351

6. Cash and cash equivalents

As at 31 March 2012, the Group held cash in total amount of €232.5 million (2011: €234.9 million). The Group holds cash of €22.0 million (2011: €21.4 million) as backing for guarantees and/or other restricted cash issued by various banks on the Group’s behalf.

7. Equity

During the three month period ended 31 March 2012, Atrium paid a dividend of €0.0425 (3M 2011: €0.035) per ordinary share, which amounted to a total of €15.8 million (3M 2011: €13.0 million).

In January 2012, Atrium signed a share purchase agreement to acquire the 23% of the shares in the company MD TIME HOLDING LIMITED it did not already hold. Total consideration paid and transaction costs amounted to €9.0 million. Accordingly, as there is no longer any non-controlling interest (“NCI”), the negative historic NCI balance of €12.4 million was eliminated. The change in the parent’s ownership interest in the respective subsidiary is accounted for directly in equity and the impact was a decrease of €21.4 million.

8. Borrowings

	31/3/2012	31/12/2011
	Net book	Net book
	value	value
	€ ’000	€ ’000
Bonds	244,408	242,826
Loans	314,360	315,934
Other	8,866	9,232
Total	567,634	567,992

The borrowings are repayable as follows:

	31/3/2012	31/12/2011
	Net book	Net book
	value	value
	€ ’000	€ ’000
Due within one year	25,376	25,330
In second year	126,150	126,277
In third to fifth years inclusive	223,637	191,006
After five years	192,471	225,379
Total	567,634	567,992

9. Net financial income

	1/1/2012 –	1/1/2011 –
	31/3/2012	31/3/2011
	€ ’000	€ ’000
Interest income	1,005	1,719
Interest expense	(5,711)	(4,955)
Foreign currency differences	14,654	9,839
Net loss from bond buy back	—	(862)
Impairment of financial instruments	(762)	(3,445)
Other financial expenses	(1,327)	(255)
Total Net financial income	7,859	2,041

Interim Financial Report 31 March 2012	15

Interim Financial Statements

10. Segment reporting

Reportable segments

	september 30,	september 30,	september 30,	september 30,
For the period ended	Standing investment segment	Development segment	Reconciling items	Total
31 March 2012	€ ’000	€ ’000	€ ’000	€ ’000
Gross rental income	48,579	—	—	48,579
Service charge income	18,483	—	—	18,483
Net property expenses	(21,811)	—	—	(21,811)
Net rental income	45,251	—	—	45,251

Net result on acquisitions and disposals	—	256	—	256
Costs connected with developments and land	—	(1,816)	—	(1,816)
Revaluation of investment properties	6,706	(2,969)	—	3,737
Other depreciation and amortisation	(82)	—	(289)	(371)
Net administrative expenses	(2,857)	(122)	(2,749)	(5,728)
Net operating profit/(loss)	49,018	(4,651)	(3,038)	41,329

Net financial income/(expense)	(1,206)	591	8,474	7,859

Profit/(loss) before taxation	47,812	(4,060)	5,436	49,188

Taxation credit/(charge) for the period	(3,250)	356	(310)	(3,204)

Profit/(loss) after taxation for the period	44,562	(3,704)	5,126	49,984

Investment properties	2,098,097	584,542	—	2,682,639
Segment assets	2,175,010	637,676	246,914	3,059,600
Segment liabilities	670,225	104,184	5,700	780,109

For the period ended	Standing investment segment	Development segment	Reconciling items	Total
31 March 2011	€ ’000	€ ’000	€ ’000	€ ’000
Gross rental income	42,267	—	—	42,267
Service charge income	18,160	—	—	18,160
Net property expenses	(21,888)	—	—	(21,888)
Net rental income	38,539	—	—	38,539

Net result on acquisitions and disposals	—	(456)	—	(456)
Costs connected with developments and land	—	(1,464)	—	(1,464)
Revaluation of investment properties	1,346	(2,115)	—	(769)
Other depreciation and amortisation	(219)	—	(215)	(434)
Net administrative expenses	(4,336)	(268)	(6,471)	(11,075)
Net operating profit/(loss)	35,330	(4,303)	(6,686)	24,341

Net financial income/(expense)	(1,451)	6,908	(3,416)	2,041

Profit/(loss) before taxation	33,879	2,605	(10,102)	26,382

Taxation credit/(charge) for the period	(2,708)	22	(204)	(2,890)

Profit/(loss) after taxation for the period	31,171	2,627	(10,306)	23,492

Investment properties	1,511,354	629,809	—	2,141,163
Segment assets	1,719,948	690,989	375,515	2,786,452
Segment liabilities	397,133	135,603	63,170	595,906

16

Interim Financial Statements

11. Investment in group undertakings

During the first three months of 2012:

•

Atrium signed a share purchase agreement to acquire the 23% of the shares in the company MD TIME HOLDING LIMITED it did not already hold and now owns 100% of this entity and its subsidiaries, as disclosed in note 7.

•	MD CE Holding Limited, a 100% owned subsidiary of Atrium, purchased 20% of the shares in the company MD REAL ESTATE MANAGEMENT LTD and now owns 100% of this entity.

12. Transactions with related parties

During the three month period ended 31 March 2012, Gazit-Globe Ltd (“Gazit-Globe”) raised its stake in Atrium to 125,808,715 shares (2011: 117,862,332 shares) representing approximately 33.7% (2011: 31.6%) of Atrium’s total shares as at 31 March 2012.

Chaim Katzman, Director and Chairman of Atrium’s Board of Directors, and his family held indirectly through his holdings in Norstar Holdings Inc and Gazit-Globe 34,829,877 shares (2011: 32,645,097 shares) in Atrium representing approximately 9.3% (2011: 8.8%) of Atrium’s stated capital as at 31 March 2012.

Aharon Soffer, Director, through his holding of Gazit-Globe shares, held indirectly 5,150 shares (2011: 4,521shares), as at 31 March 2012. This indirect holding represents approximately 0.001% (2011: 0.001%) of Atrium’s total shares as at 31 March 2012.

During the first three month period ended 31 March 2012, 25,000 options were exercised and 33,332 options were returned to the pool, out of the 5,372,171 outstanding options as at 31 December 2011. The total number of the outstanding options was 5,313,839 as at 31 March 2012.

In March 2012, the Remuneration Committee approved employee annual bonus payments for 2011. Rachel Lavine, Chief Executive Officer, was awarded a total bonus award of €729,167 which was settled partially by the guaranteed payment of €375,000 in cash and partially via the issuance of 63,274 shares at €3.63 per share, net of tax. The new shares were issued on 5 April 2012 and are subject to a lock-up period through to 31 July 2013.

13. Contingencies

There were no significant changes in the contingencies of the Group to those reported in note 2.41 of the Annual Financial Report 2011.

Atrium is involved in certain claims submitted by holders of Austrian Depositary Receipts alleging losses derived from price fluctuations in 2007 and associated potential claims. As at 31 March 2012 the value of the claims and proceedings to which Atrium is a party in this regard was less than €7.7 million for which no provision has been made. Atrium rejects the claims. Up to the date of authorisation of this Interim Financial Report, the aggregate amount of such claims is not expected to have increased to an extent that is material to the financial statements.

The continuing uncertainty in the global markets, especially the Eurozone and real estate markets, as well as the limited amount of publicly available up-to-date data and research relating to the real estate markets in the countries in which the Group invests could lead to significant changes in the values of the Group’s assets during subsequent periods. Management is not at present able to assess with accuracy the extent of any such changes.

14. Subsequent events

In April 2012, Atrium completed the early repayment of two loans totalling €10.6 million from EUROHYPO AG bank. The loans were originally scheduled to mature in October 2012.

Interim Financial Report 31 March 2012	17

Independent Review Report to Atrium European Real Estate Limited

Introduction

We have been engaged by Atrium European Real Estate Limited (“Atrium”) to review the condensed consolidated set of financial statements in the interim financial report for the three months ended 31 March 2012 which comprises the condensed consolidated statement of financial position, the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated cash flow statement, the consolidated statement of changes in equity, and the related explanatory notes.

We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements.

This report is made solely to Atrium in accordance with the terms of our engagement. Our review has been undertaken so that we might state to Atrium those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Atrium for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors.

As disclosed in note 2, the annual consolidated financial statements of Atrium are prepared in accordance with International Financial Reporting Standards as endorsed by the EU. The condensed consolidated set of financial statements included in this interim financial report has been prepared in accordance with IAS 34 “Interim Financial Reporting” as endorsed by the EU.

Our responsibility

Our responsibility is to express to Atrium a conclusion on the condensed consolidated set of financial statements in the interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the interim financial report for the three months ended 31 March 2012 is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as endorsed by the EU.

Heather J MacCallum

for and on behalf of KPMG Channel Islands Limited

Chartered Accountants and Recognized Auditors

5 St Andrew’s Place

Charing Cross

St Helier

Jersey

JE4 8WQ

10 May 2012

Notes:

•

The maintenance and integrity of the Atrium European Real Estate Limited website is the responsibility of the directors, the work carried out by KPMG Channel Islands Limited does not involve consideration of these matters and, accordingly, KPMG Channel Islands Limited accept no responsibility for any changes that may have occurred to the condensed consolidated set of financial statements or review report since the 10 May 2012. KPMG Channel Islands Limited has carried out no procedures of any nature subsequent to 10 May 2012 which in any way extends this date.

•

Legislation in Jersey governing the preparation and dissemination of condensed consolidated financial statements may differ from legislation in other jurisdictions. The directors shall remain responsible for establishing and controlling the process for doing so, and for ensuring that the condensed consolidated financial statements are complete and unaltered in any way.

18

Directors, Executives and Professional Advisors

Directors:	Registered office:
Chaim Katzman	11-15 Seaton Place
Rachel Lavine	St Helier
Joseph Azrack	Jersey
Noam Ben-Ozer	JE4 0QH
Peter Linneman
Simon Radford	Principal locations:
Dipak Rastogi
Aharon Soffer	The Netherlands
Thomas Wernink	Atrium European Management NV
Andrew Wignall	World Trade Center, C tower, Strawinskylaan 941
1077XX
Executive Management:	Amsterdam
Rachel Lavine CEO
David Doyle CFO	Poland
Nils-Christian Hakert COO	Atrium Poland Real Estate Management Sp. z.o.o
Thomas Schoutens CDO	Al. Jerozolimskie 148, PL-02–326
Ewoud van Gellicum GC	Warsaw

Administrator and Registrar:	Czech Republic
Aztec Financial Services (Jersey) Limited	Manhattan Real Estate Management s.r.o.
11-15 Seaton Place	U Libeňského pivovaru 63/2, CZ-180-00
St Helier	Prague
Jersey
JE4 0QH	Russia
OOO Manhattan Real Estate Management
Independent Auditors:	JAVAD Business Centre, The Triumph Palace
KPMG Channel Islands Limited	Chapaevskiy pereulok, building 3, RU-125057
Chartered Accountants	Moscow
5 St. Andrew’s Place
St Helier	Hungary
Jersey	Manhattan Real Estate Management Kft
JE4 8WQ	Bécsi út 154, HU- 1032
Budapest
Media Relations Advisor:
FTI Consulting	Romania
Holborn Gate, 26 Southampton Buildings	Atrium Romania Real Estate Management SRL
London, WC2A 1 PB, UK	Auchan Mall Office, Et.1, Office 2
560A Iuliu Maniu Boulevard
Bucharest

How to contact us:
Website: www.aere.com
Analysts & Investors: ir@aere.com
Media: atrium@fticonsulting.com
General enquiries: atrium@aere.com

Cover photo:
Palác Flóra shopping centre in Prague, the Czech Republic

Interim Financial Report 31 March 2012	19